

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2011

Ms. Stacey Fling
Chief Executive Officer and Principal Financial Officer
Li-ion Motors Corporation
4894 Lone Mountain #168
Las Vegas, Nevada 89130

> **Re:** **Li-ion Motors Corporation**
> **Form 10-K for the year ended July 31, 2010**
> **Filed November 2, 2010**
> **Form 10-Q for the period ended January 31, 2011**
> **Filed March 17, 2011**
> **File No. 000-33391**

Dear Ms. Fling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.   We note that your filings on EDGAR appear under the name "Li-On Motors Corp." Please make appropriate changes to your EDGAR submissions so that your filings are filed under your current corporate name "Li-ion Motors, Corp." For assistance, please contact Filer Support and Filer Technical Support at (202) 551-8900.

Form 10-K for the Year Ended July 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

Results of Operations for the Year Ended July 31, 2010, page 12

Electric Vehicle Operations, page 12

2.   We note your discussion of your license agreements herein, but do not see where you
        have discussed the underlying reasons for the increase in vehicle sales revenues in fiscal
        2010. Please revise future filings to quantify and discuss the reasons for changes in
        vehicle sales revenues as well as to quantify and disclose the reasons for changes in your
        license revenues.

Financial Statements, page 19

Consolidated Statements of Operations, page 20

3.   We see from your disclosure on page 13 that other income includes revenue earned from
        your license agreement with LEVC. Please tell us why this revenue was not included as
        part of income from operations. This comment similarly applies to your Forms 10-Q for
        the periods ended October 31, 2010 and January 31, 2011.

4.   Please describe to us the transaction to which the forgiveness of debt in fiscal 2009 and
        2010 relates and why you have included this amount as other income. We note your
        disclosure in your Form 10-Q for the periods ended January 31, 2010 indicates the
        amounts relate to payables you no longer believe are due. Please tell us how you
        determined these amounts are no longer due and your basis for de-recognizing these
        liabilities.

Statement of Stockholders' Deficiency, page 22

5.   Please revise the statement in future filings to retroactively adjust shares outstanding for
        stock splits rather than to show the splits as separate line items in your statement of
        stockholders' equity. Refer to SAB Topic 4(c).

Notes to Consolidated Financial Statements, page 23

Note 6. Other Current Assets, page 29

6.   We see that you have a deferred warranty asset. Please tell us the nature of this asset and
        explain why the amount recorded meets the definition of an asset. Also, tell us if your
        balance sheets include any warranty liabilities.

Note 10. Stockholders' Equity, page 31

7.   We see that you issued additional shares to Crystal Capital Ventures in 2010 after the reverse stock split. Please tell us how you accounted for the issuance of the additional shares. Provide references to the authoritative U.S. GAAP you considered when determining the appropriate accounting for the referenced share issuance.

Note 13. Income Taxes, page 34

8.   We note your disclosure on page 9 that you have been served with a tax lien in the amount of $251,928. Please tell us the type of tax to which this lien relates and if you have recorded a related liability.

Item 9A (T). Controls and Procedures, page 36

Management's Annual Report on Internal Control over Financial Reporting, page 37

9.   We note your disclosure controls and procedures were not effective as a result of significant deficiencies and material weaknesses that were identified. In light of these material weaknesses, please tell us how you were able to conclude that your internal control over financial reporting was, nonetheless, effective. Please refer to SEC Release 33-8238.

10.   Additionally, given your disclosure that your disclosure controls and procedures were not effective as a result of the significant deficiencies and material weaknesses, tell us why disclosures in the last sentence of the "Limitations on the Effectiveness of Controls" section indicate your "Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level."

Item 10. Directors, Executive Officers…, page 37

11.   In future filings, please disclose Ms. Fling's experience, qualifications, attributes or skills that led to the conclusion that she should serve as director. Refer to Regulation S-K Item 401(e).

Form 10-Q for the Quarter Ended January 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations for the Three and Six months Ended January 31, 2011, page 18

Electric Vehicle Operations, page 18

12.   We see you indicate herein that sales of your electric powered vehicles for the three months ended January 31, 2011 and 2010 were $0 and $0, respectively, and sales of your electric powered vehicles for the six months ended January 31, 2011 and 2010 were $0 and $124,280, respectively. Please reconcile the referenced amounts to the sales amounts disclosed in your consolidated statements of operations at page 5.

Cost of Sales, page 19

13.   Please provide us with the cost of sales percentage calculations that support the cost of sales percentages disclosed herein.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212. Please contact Gabriel Eckstein at (202) 551-3286 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief